UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F        ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes        ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE:

On May 21, 2009, Birks & Mayors Inc. (the “Company”) entered into a Cash Advance Agreement (‘the Second Advance Agreement”) with Montrovest B.V., its controlling shareholder (“Montrovest”), pursuant to which the Company received a $3.0 million cash advance to finance its working capital needs and for general corporate purposes. This cash advance is in addition to a $2.0 million cash advance received in February 2009 and disclosed as part of a Form 6-K filed on February 25, 2009.

Indebtedness under the Second Advance Agreement is subordinated to the Company’s indebtedness under its existing senior credit facilities and is convertible into a convertible debenture or Class A voting shares in the event of a private placement. Interest under the Second Advance Agreement accrues at an annual rate of 16% net of withholding taxes until repaid or converted. Under the Second Advance Agreement, interest is payable monthly and the Company may repay Montrovest at any time without penalty except that if the indebtedness under the Second Advance Agreement is not convertible into a convertible debenture or Class A voting shares, payment is due upon demand upon terms agreed to by the Company and Montrovest. However, any payment under the Second Advance Agreement, except interest payment, is postponed to the payment of the Company’s obligations under its senior credit facilities unless otherwise agreed to by the senior lenders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Date: June 23, 2009		Group Vice President, Legal Affairs and Corporate Secretary